Biofrontera warns about further risks associated with the tender offer by Deutsche Balaton AG

Leverkusen, Germany, August 2, 2018 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announced that it was made aware today by its US legal counsel about further risks that shareholders may face by accepting the ongoing tender offer (“Offer”) by Deutsche Balaton Biotech AG (“Deutsche Balaton”).

On May 28, 2018, Deutsche Balaton submitted the Offer to acquire up to 6,250,000 shares of Biofrontera AG from Biofrontera shareholders. At that point, Biofrontera AG together with its legal counsel, had analyzed the Offer and determined its illegality according to US law. As a result, the Company sued Deutsche Balaton in federal court in the United States. The Company expects to prevail in that litigation.

At that point, the court may award rescission and other relief that could have, amongst others, adverse tax consequences and/or cause other losses for those shareholders who participated in the Offer. In addition, at the time of rescission, the stock price may be lower than immediately after a successful offer. As a result, shareholders who had accepted the Offer may then face further losses. Shareholders who have already accepted the Offer are still entitled to withdraw from their agreement at their financial institutions.

-END-

For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 224 8468

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as "anticipate," "believe," "forecast," "estimate" and "intend," among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section "Risk Factors," and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Gra

nzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102